

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via Email
Steve Friberg
President and Chief Executive Officer
Rider Exploration, Inc.
955 South Virginia Ste. 116
Reno, NV 89502

> **Re: Rider Exploration, Inc.**
> **Post-Effective Amendment No. 2 to Form S-1**
> **Filed February 28, 2011**
> **File No. 333-157305**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed February 28, 2011**
> **File No. 0-53999**

Dear Mr. Friberg:

   We have reviewed your filings and have the following comments. Our review of the post-effective amendment has been limited to those issues identified in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1

General

1.   We remind you of prior comments 1 and 2 from our letter to you dated February 22, 2011. Please be sure to make appropriate corresponding revisions to the Form S-1.

2.   Also revise to provide updated disclosure throughout the document. For example, we note that you include more current information regarding recent sales of unregistered securities in the Form 10-K.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended October 31, 2010

Directors, Executive Officers and Corporate Governance, page 20

3.   We note your response to our prior comment 7 from our letter to you dated February 22, 2011. However, you have not disclosed precisely when both men "began and ended service to each identified employer, *including the company*," as the comment requested. Also, in Mr. Decker's sketch, you refer to "this capacity" without specifying which role you are referencing, and you state that he "will be" responsible, which suggests that he might have only recently begun to work in the referenced capacities. Please revise your disclosure accordingly.

4.   If true, disclose explicitly that each only serves the company in a part-time capacity, and specify the number of hours or percentage of each person's professional time that he devotes to your business. We note the related disclosure in the Risk Factors section of the Form S-1.

5.   For each director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K. Note that this disclosure must be provided "on an individual basis." Refer to Question and Answer 116.05, Regulation S-K, in the Division's Compliance and Disclosure Interpretations (2011), which you may find at the following address: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Scott D. Olson, Esq.